FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of August, 2004

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X     Form 40-F
                                  -----             -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )

                             Yes           No   X
                                 -----        -----

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC



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This Form 6-K consists of:

         A press release on the announcement regarding letters of intent on proposed acquisition of interest in power plant, made on August 5, 2004, in English by Huaneng Power International Inc.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                             ------------------------------

                          Name:    Wang Xiaosong
                          Title:   Vice Chairman


Date:  August 5, 2004


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                               [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
            Enters into Letters of Intent with China Huaneng Group
             for Acquisitions of Interests in Two Power Companies


(Beijing, China, August 5, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced that the Company has entered into two letters of intent with China Huaneng Group (the "Huaneng Group") with respect to proposed acquisitions of equity interests in two power companies located in Sichuan Province and Gansu Province, respectively.

Pursuant to the letters of intent, the Company proposed to acquire 60% equity interest in the re-structured Sichuan Huaneng Hydro-Power Development Limited Liability Company ("Sichuan Hydro-Power") and 65% equity interest in Gansu Huaneng Pingliang Power Generation Limited Liability Company (the "Pingliang Power Plant") from Huaneng Group, respectively.

Sichuan Hydro-Power, a wholly-owned subsidiary of Huaneng Group, owns hydropower generation capacity of 999MW (with 610MW on an equity basis), generation capacity of 882MW under construction (with 648MW on an equity basis), and an additional generation capacity of 1,415MW under the State's plan (with 1,117MW on an equity basis). The aggregate generation capacity is 3,296MW, with an aggregate generation capacity of 2,375MW on an equity basis.

Pingliang Power Plant is a mine-mouth power plant and has a coal-fired generation capacity of 1,200MW. Huaneng Group owns 65% equity interest in Pingliang Power Plant.

The letters of intent merely represent the parties' initial intent to proceed on these proposed transactions. The parties agree to proceed with negotiating the definitive acquisition agreements and government approval related matters in accordance with the relevant regulations after the execution of the two letters of intent.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 18,832MW on an equity basis. The Company wholly owns sixteen power plants, and has controlling interests in seven power plants and minority interests in four power companies. Today, it is one of the largest independent power producers in China.

                                    - End -

For further information, please contact:
Ms. Meng Jing / Ms. Zhao Lin                    Ms. Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.               Rikes Communications Limited
Tel:  (8610) 6649 1856 / 1866                   Tel:  (852) 2520 2201
Fax: (8610) 6649 1860                           Fax: (852) 2520 2241
Email: ir@hpi.com.cn